SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1*)

ASIA ENTERTAINMENT & RESOURCES LTD.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G0539K 108
(CUSIP Number)

Spring Fortune Investment Ltd 1004 East Town Building 16 Fenwick Street Wanchai, Hong Kong 852-2110-9133
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0539K 108	SCHEDULE 13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Spring Fortune Investment Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐
CERTAIN SHARES (see instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0%

14	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. G0539K 108	SCHEDULE 13D	Page 3 of 4 Pages

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is filed by Spring Fortune Investment Ltd (“Spring Fortune”) with respect to ownership of the ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Asia Entertainment & Resources Ltd. (f/k/a CS China Acquisition Corp.), a Cayman Islands exempted company (the “Issuer”).This Amendment No. 1 amends the Schedule 13D (“Original Schedule 13D”) filed on February 12, 2010.  Except as hereby amended, the disclosure contained in the Original Schedule 13D remains unchanged.  Defined terms used in this Amendment No. 1 that are not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 12,545,224 Ordinary Shares outstanding as of February 12, 2010.

Item 3.	Sources of Funds.

Item 3 of the Schedule 13D is hereby amended to add the following:

On May 13, 2010, Spring Fortune distributed all of the Ordinary Shares it received upon the closing of the Acquisition.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read as follows:

Spring Fortune is the beneficial owner of 0 Ordinary Shares, representing 0% of the Issuer’s outstanding Ordinary Shares.  This does not include 4,210,000 Ordinary Shares that will  be issued to Spring Fortune upon the filing of the Issuer’s Annual Report on Form 20-F for 2010 fiscal year and up to 18,786,000 additional shares that will be issued to Spring Fortune as incentive consideration if certain income targets are met for the years 2010 through 2012.

In the past 60 days, Spring Fortune effected the following transactions:

On May 13, 2010, Spring Fortune distributed the Ordinary Shares it acquired pursuant to the Stock Purchase Agreement to its shareholders and ceased to be a 5% holder of the Issuer.

CUSIP No. G0539K 108	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 20, 2010

SPRING FORTUNE INVESTMENT LTD.

By:	/s/ Lam Man Pou
Lam Man Pou, Chairman and Director